FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2005

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Evaluation of Disclosure Controls and Procedures

TransAlta has designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, in particular during the period in which its Current Reports on Form 6-K relating to quarterly financial results are being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of a date within 90 days of the date of this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded, as of that evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company, including its consolidated subsidiaries, was made known to them by others within those entities during the period in which this report was being prepared. There have been no significant changes in the internal controls or in other factors that could significantly affect internal controls subsequent to the date of the most recent evaluation by the Chief Executive Officer and Chief Financial Officer, including any corrective action with regard to significant deficiencies and material weaknesses.

EXHIBITS

Exhibit 1	Press release dated January 6, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By: /s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date:  January 6, 2005

TransAlta to redeem preferred securities

CALGARY, Alberta (Jan. 6, 2005) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced that in order to reduce interest costs it will redeem on Feb. 15, 2005 (the “Redemption Date”) all of its 7.50% Preferred Securities (the “7.50% Preferred Securities”), which have an aggregate principal amount of $175,000,000 and all of its 8.15% Preferred Securities (the “8.15% Preferred Securities”), which have an aggregate principal amount of $125,000,000.  The redemption will be funded with cash on hand and short-term debt.

The redemption price of the 7.50% Preferred Securities will be $25.23630 per 7.50% Preferred Security, which is comprised of the $25.00 principal amount and $0.23630 of accrued and unpaid interest to the Redemption Date.  The redemption price of the 8.15% Preferred Securities will be $25.25678 per 8.15% Preferred Security, which is comprised of the $25.00 principal amount and $0.25678 of accrued and unpaid interest to the Redemption Date.

The 7.50% and 8.15% Preferred Securities are registered in the name of CDS&Co. and trade on the TSX under the symbols TA.Pr.A and TA.Pr.B, respectively.  The redemption price will be credited to the accounts of beneficial holders of the 7.50% and 8.15% Preferred Securities through their individual brokers in the normal manner.  Beneficial holders may contact their individual brokers for additional information about payments.

TransAlta is among Canada's largest non-regulated power generation and wholesale marketing companies. We have coal-fired, gas-fired, hydro and renewable generation assets in Canada, the U.S., Mexico and Australia. With approximately 10,000 megawatts of capacity either in operation, under construction or in development, our focus is to efficiently operate our assets in order to provide our wholesale customers with a reliable, low-cost source of power.

For more information:

Media inquiries:

Investor inquiries:

Tim Richter

Daniel J. Pigeon

Senior Advisor

Director, Investor Relations

Media & Government Relations

Phone:  1-800-387-3598 in Canada and U.S.

Phone:  (403) 267-7238

Phone:  (403) 267-2520    Fax (403) 267-2590

Pager: (403) 213-7041

E-mail:  investor_relations@transalta.com

Email:  media_relations@transalta.com